April 26, 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Tao Mineral, Ltd.
Registration Statement on Form SB-2
File No. 333-123560

General Comments

1.
We note your use of the term “Company” throughout the prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

All references to the term “Company” have been removed from the prospectus and replaced with first person references (ie. “we”, “our” or “us”).

2.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company does not intend to use any graphics, maps, photographs, related captions or other artwork in the prospectus, other than the small scale map referred to in comment 23 below.

3.
Please note that the words "development" and "production" have very specific meanings under Industry Guide 7(a)(4). They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves" as defined by Guide 7, please remove the terms "develop", "development" or ''production'' ,throughout the document and replace them as needed with the terms "explore” or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7. We note that you state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, minera1 exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues In the Extractive Industry,"

All references to “development” in the registration statement have been removed, other than those relating to the independent accountant’s reference to the Company as a “development stage company”.

Registration Cover Page

4.
We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there it no market for you shares, this reliance appears to be inappropriate. Please revise or advise.

The reference to Rule 457(c) has been changed to Rule 457(a).

Prospectus Cover Page

5.	Please update the page number reference to the risk factors section.

The page number reference to the risk factors section has been updated.

Summary, Page 4

6.	Please balance your disclosure here by prominently disclosing at the beginning of this section that your auditors have expressed a going concern opinion.

The following disclosure has been added to the “Summary” section:

“Because we have not commenced business operations, the report of our independent accountant to our audited financial statements for the period ended January 31, 2005 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are that we are a development stage company with no operations and that we have had negative cash flow from operations since our inception.”

7.	Please revise here and on page 9, to clarify how the selling stockholders received their shares.

The “Summary” section and the disclosure on page 9 indicate that the selling stockholders acquired their shares from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933.

Risk Factors, page 5

General

8.
We note that your incorporation status in Nevada is currently listed as "in default." Refer to https://esos.state.nv.us/SOSServices/AnonymousAccess/CorpSearch.aspx. Please discuss in the risk factor and business description how you are in default. For example, please disclose whether you owe annual fees or are required to provide updated management information to the state of Nevada.

The Company has submitted all required filings with the Nevada Secretary of State. The state’s website does not reflect the current status of the Company’s filings. The Company has been advised that within the next few weeks the status will be updated on the website.

9.
Please add a risk factor clearly explaining how the loss of Mr. Axent or other key executives would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts. This discussion should discuss the lack of employment agreements with your executives.

The following risk factor has been added:

“IF WE ARE UNABLE TO RETAIN OUR EXECUTIVE OFFICERS, THEN WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

We depend on the services of our senior management for the future success of our business. In particular, our success depends on the business contacts and continued efforts of our president, Don Axent, our chief financial officer, Donald Fife and our secretary, James Plexman. The loss of the services of these individuals could have an adverse effect on our business, financial condition and results of operations. Our failure to retain our current executives may force us to curtail our business operations. We do not have any employment agreements with our executive officers.”

10.
Please add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote. In all probability your properties do not contain any reserves and any funds spent on exploration will probably be lost.

The following risk factor has been added:

“THE PROBABILITY OF AN INDIVIDUAL MINERAL EXPLORATION PROSPECT CONTAINING RESERVES IS EXTREMELY REMOTE. IT IS UNLIKELY THAT WE WILL FIND RESERVES ON THE WHALE MINE CLAIMS. YOU MAY LOSE YOUR ENTIRE INVESTMENT AS A RESULT.

Very few exploration stage mineral properties, such as the Whale Mine claims contain sufficient quantities of mineralization to constitute a reserve. A “reserve” is that part of a mineral deposit which could be economically and legally extracted or produced. In all probability, the Whale Mine claims do not contain any reserves and all funds that we intend to spend on exploration will be ultimately lost.”

11.
P1ease note that unless you substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financia1 success could suffer irreparable harm due to management's lack of experience in this industry.

The following risk factor has been added:

“BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

None of our directors has any technical training in the field of geology and specifically in the areas of exploring for, starting and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.”

If we do not obtain additional financing, our business will fail, page 5

12.	Please indicate the cash available to the company as of the most recent practicable date.

The Company has disclosed its cash on hand position as of the most recent practicable date.

Because of the speculative nature of exploration of mining properties, there is a substantial risk that our business will fail, page 6

13.
On page 4, you note that your “objective is to conduct mineral exploration activities on the Whale Mine property in order to assess whether it possesses economic reserves of silver and zinc.” However, in this section you note that “the likelihood of [your] mineral claims containing economic mineralization or reserves of copper is extremely remote.” Please advise us as to the reason for the discrepancy between these two disclosures or revise as necessary.

The disclosure has been revised to indicate that the Company is exploring for silver, copper and zinc.

Because our directors own 56.9% of our outstanding common stock, they could make and control,page 8

14.	Please revise to separately identify the directors and the individual ownership percentages.

The directors and their individual ownership percentages have been identified.

If a market for our common stock does not develop, shareholders may be unable to sell their shares, page 8

15.	You state that you "currently plan to have a market maker apply for listing of [your] common stock on the Over the Counter Bulletin Board." Please note that the shares are not listed on the OTCCB; they are quoted. Please revise as necessary.

The word “listing” has been changed to “quotation”.

Plan of Distribution, page 13

16.	Please revise to describe the types of transactions by which the selling stockholder may sell their common stock. Refer to Item 508(c) of Regulation S-K.

This section has been revised to describe the types of transactions by which the selling stockholders may sell their common stock.

17.
Please revise to inc1ude a discussion on Regulation M. This discussion should include disclosure that each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchase and sales of shares of your common stock by the selling shareholders.

This section has been revised to include a discussion of Regulation M.

Interest of Named Experts and Counsel, page 18

18.
You note that “[n]o expert or counsel named in this prospectus ...had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant.” Please supplementally confirm that no expert or counsel received any interest valued at over $50,000. Refer to Item 509 of Regulation S-B.

The Company has confirmed that no expert or counsel received any interest valued at over $50,000.

Description of Business, page 19

General

19.
Please discuss the phased nature of the exploration process and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

The following disclosure has been added:

Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. We have not yet commenced the initial phase of exploration on the Whale Mine claims. Once we have completed each phase of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results.

20.
Please supplementally inform us if you have a website, and if you do, tell us the address of the website. Also, if you have a website please consider disclosing the address of your website in this section. Refer to Item 101 (c)(3) of Regulation S-B.

The Company does not have a website.

21.	Please revise to include a discussion on the competitive business conditions. This disclosure should include your expected methods of competition. Refer to Item 101(b)(4) of Regulation S-B.

The following section has been added to the Company’s business description:

“Competition

While the mineral property exploration business is competitive, we do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Whale Mine claims.

Despite competition amongst mineral producers, there is a strong market for any silver, zinc or copper that may be removed from the Whale Mine claims. While it is unlikely that we will discover a mineral deposit on the property, if we do, the value of the property will be influenced by the market price for silver, zinc or copper. These prices, to some degree, are influenced by the amount of silver, zinc and copper sold by advanced mineral companies.

There are a large number of mineral exploration companies such as us that look to acquire interests in properties and conduct exploration on them. Given the large number of unexplored or under explored mineral properties that are currently available for acquisition, we do not expect competition to have a material impact on our business operations.

In the mineral exploration sector, our competitive position is insignificant. There are numerous mineral exploration companies with substantially more capital and resources that are able to secure ownership of mineral properties with a greater potential to host economic mineralization. We are not able to complete with such companies. Instead, we will attempt to acquire properties without proven mineral deposits that may have the potential to contain mineral deposits.”

In General, page 19

22.
On page 20, you state that you "entered into a Purchase and Sale Agreement with Multimetal Mining Corp... whereby it agreed to sell us a 100% undivided right, title and interest in two mineral claims, known as the Whale Mine claims. However, in this section you state that you only have “an option to acquire a 100% interest in 2 mineral claims collectively known as the Whale Mine property.” Please advise us as to the reason for this discrepancy or revise as necessary. Refer to Guide 7(b)(2).

The reference to an option agreement has been removed from the disclosure.

Description, Location and Access, page 20

23.	Please insert a small-scale map (similar to Exhibit 99.1) showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will show the figures and/or diagrams to appear in the right location when the document viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8090.

A small-scale map has been inserted into the revised registration statement.

24.	For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

Any conditions that you must meet in order to obtain or maintain title to the property.

In order to maintain title to the Whale Mine claims, the Company must conduct at least $100 in exploration on each claim per year and file proof of labor with the State by September 1 of each successive year. In addition, a maintenance fee of $100 per annum is required by the Federal Bureau of Land Management.

A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

A brief description of the rock formation and mineralization on the property has be outlined in a section entitled “Mineralization”.

A description of any work completed on the property.

A description of work completed on the property is found in the section entitled “Exploration History”.

A description of equipment and other infrastructure facilities.

There is no equipment or other infrastructure facilities located on the property.

The current state of exploration of the property.

There is no exploration currently being conducted on the property. The Company expects to commence an initial phase of exploration on the claims in the summer or fall of 2005.

The total cost of your property incurred to date and planned future costs.

To date, the Company has spent $3,000 on the acquisition of the Whale Mine claims. The Company has not incurred any exploration expenditures on the claims to date. Plan future costs are detailed in the “Proposed Budget” and “Plan of Operation” sections.

The source of power that can be utilized at the property.

There is no power source located on the property. The Company will need to use portable generators if it requires a power source for exploration.

Provide a clear statement that the property is without known reserves.

A clear statement that the property is without known reserves has been added.

Title to the Whale Mine Property, page 20

25.
Please disclose the nature of your ownership or interest in the property. You state that the “claims are registered in the name of Multimetal Mining Corp. and are in good standing until October 22, 2005." Please revise to discuss what happens to the claims on October 22, 2005. Also, please supplementally explain why the claims are not registered in your name and explain whether Multimetal Mining Corp. retains any right to the claims.

The Company holds a 100% beneficial interest in the Whale Mine claims. Multimetal Mining Corp. does not retain any right to the claims.

In order to maintain title to the Whale Mine claims subsequent to October 22, 2005, the Company must conduct at least $100 in exploration on each claim per year and file proof of labor with the State by September 1 of each successive year. In addition, a maintenance fee of $100 per annum is required by the Federal Bureau of Land Management.

26.	Please disclose:

Any other underlying agreements or interests in the property.

There are no underlying agreement or interests in the property.

Indicate whether the mining claims are State or Federal claims.

The mining claims are state mineral claims.

Disclose the conditions you must meet to keep these claims.

In order to maintain title to the Whale Mine claims subsequent to October 22, 2005, the Company must conduct at least $100 in exploration on each claim per year and file proof of labor with the State by September 1 of each successive year. In addition, a maintenance fee of $100 per annum is required by the Federal Bureau of Land Management.

Disclose the area of your claims, either in hectares or acres.

The area of the claims is 40 acres.

Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

The disclosure discusses all material terms of the property purchase agreement.

27.	Please expand your disclosure about your exploration plans for your property.

Disclose a brief geological justification for your exploration projects written in nontechnical language.

A brief geological justification for the exploration projects, written in non-technical language, has been added.

Disclose how the exploration program will be funded.

Phase one of the recommended geological program will be funded from the Company’s cash on hand. In order to proceed with the Phase two exploration program, the Company will need to raise additional capital.

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

We intend to retain William Timmins, a professional geologist, to undertake the proposed exploration on the Whale Mine claims given his familiarity with the property area. We do not have any verbal or written agreement regarding the retention of Mr. Timmins for this exploration program, though he has indicated that if he is available, he is prepared to provide his services.

Exploration History, page 20

28.	Please provide supplemental support for your statement that between 1912 and 1943, a recorded 339,727 pounds of zinc, 40,642 pounds of lead and 202 ounces of silver were recovered from the property.

The production figures from the property are taken from Mr. Timmins geology report on the property, which references production figures from State records.

28.
We note that you state: "[i]n 1991, the property was explored by various geophysical surveys which indicated potential for extensions of existing zinc and silver mineralization zones." Please supplementally provide us with copies of these geophysical surveys highlighting the sections that discuss the zinc and silver zones.

The details of the noted surveys are not a matter of public record.

Proposed Budget, page 22

30.	Please revise to include a narrative that describes your proposed budget. Please revise to include compliance and environmental costs in your proposed budget.

This section has been revised to include a narrative that describes the Company’s proposed budget and to disclose that the Company

Research and Development Expenditures, page 23

31.	Please revise to quantify the amount spent on research and development.

The disclosure has been revised to state that the Company has not incurred any amounts on research and development.

Plan of Operations, page 24

32.	Please revise to describe the specific steps, timetables and milestones for exploration over the next 12 months.

This section has been revised to describe the steps, timetables and milestones for exploration over the next 12 months.

Results of Operations, page 24

33.	Please describe the professional fees and exploration costs and expenses

This section has been revised to describe the professional fees and exploration costs and expenses.

Market for Common Equity and Related Stockholder Matters

Rule 144 Shares, page 25

34.
For ease of investor understanding, please revise to include a table showing the dates when all of your common shares outstanding immediately prior to the offering may be resold. For example, the table should classify the outstanding shares based on the first date on which those shares will become eligible for resale under Rule 144 or any other applicable resale exemptions.

This section has been revised to include a table showing the dates when the common shares outstanding may be resold.

Financial Statements

Balance Sheet, page F-2

35.
Please clarify for us how you applied EITF 04-02 in determining that the acquired mineral interest is an intangible asset rather than a tangible asset to be included with any fixed assets and accounted for as such in the future.

The financial statements have been revised to clarify that the Company records its mineral interest in accordance with EITF 04-02. Accordingly, the financial statements have been revised to reclassify the rights as a tangible asset.

Statement of Operations, page F-3

36.	We note a material gain from the translation of foreign currency of $2,031. Please provide us with information on the event that gave rise to the gain and how SFAS 52 was applied.

During 2004 and 2005, the Company received proceeds from the sale of stock. Most of the proceeds were received in Canadian Dollars and converted to U.S. dollars using the exchange rate on the date of the transaction. Due to the difference in the exchange rates on the dates, the Company recorded the difference from the sale of stock as a gain on foreign currency transactions. SFAS 52 was applied to record the transaction gains and losses in the statement of operations. The Company’s functional currency is the U.S. dollar and there are no translation gains or losses recorded as of January 31, 2005.

Statement of Cash Flows, page F-5

37.
We note that Cash Used in Investing activities include the purchase of mining property for $3,000. Please confirm the acquisition was regarding the acquisition of mineral rights rather that real property and revise the description in the Statement of Cash Flows accordingly.

The Company confirmed this amount includes the acquisition of mining rights and the Company has revised the wording in the Statement of Cash Flows.

Notes to Financial Statements, page F-6

38.
Please revise to include greater detail related to the acquisition of the mineral rights on the Whale Mine property to include purchase price, date of acquisition, what was acquired and material commitments associated with the acquisition such as future royalty payments, if any.

A footnote has been added to the financial statements disclosing the acquisition date, purchase price and what was acquired. The Company does not have any material comments and the agreement does not require us to pay any future royalties.

Part II:

Recent Sales of Unregistered Securities, page 30

39.
On page F-7, you note that during 2004 the Company issued 6,760,000 shares of common stock to its founder for cash of $6,760. However, in this section you note that you completed an offering of 6,760,000 shares of your common stock to a total nine purchasers on November 22, 2004. Please advise us to the reason for the discrepancy or revise as necessary.

The Note on Page F-7 has been revised to removed the reference to the “founder”.

Exhibits, page 32

40.	Please remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits attaching technical studies to registration statements.

The technical report on the property has been removed as an exhibit.

41.	Please revise the Exhibit Index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-B.

A specimen stock certificate has been added as an exhibit to the revised registration statement.

Very truly yours,

TAO MINERAL, LTD.

By: /s/ Don Axent
              Dona Axent